Exhibit 99.1

Changes in Stellantis Leadership Team to Enhance “Dare Forward 2030” Strategic
Plan Execution

AMSTERDAM, May 11, 2022 – After 15 months of operation and as part of the execution of its strategic plan “Dare Forward 2030” announced in March 2022, Stellantis today announced the following changes effective June 1, 2022.

Carlos Tavares, CEO of Stellantis, said: “The daily challenges and ongoing deep transformation of the automotive industry requires organizational agility and talent at the right place at the right timing across our company. After the successful start of Stellantis’ operations, these appointments reflect the bold ambitions of our strategic plan “Dare forward 2030” and will strongly contribute to the transformation path we have already started since Stellantis was formed in January 2021.”

Maxime Picat is appointed Chief Purchasing and Supply Chain Officer, replacing Michelle Wen who will pursue personal projects. Maxime Picat has demonstrated strategic vision and leadership throughout his international career in manufacturing, region and brand. His analytical skills and personality are likely to create trusting relationships with suppliers and enhance Stellantis’ short and mid-term performance in this strategic field of activity, which is focused on lowering the cost of EVs by 40% to maintain affordability, while implementing a resilient sourcing strategy that is reliable and dependable no matter the scenario. The purchasing and supply chain activity is at the core of Stellantis performance.

Uwe Hochgeschurtz is appointed Enlarged Europe Chief Operating Officer, replacing Maxime Picat. Uwe Hochgeschurtz is a highly qualified and successful sales and marketing leader with strong leadership values, openness to transformational challenges like electrification, online sales and digital marketing. He has more than 30 years of experience in several countries in the automotive industry, especially in international sales. Coupled with this, he also has a strong ability to quickly implement decisions, communicate effectively with his teams and provide a strong impulse to create a vibrant dynamic in this strategic region, which has a 2030 objective to be No. 1 in Europe with double-digit profitability.

Florian Huettl will replace Uwe Hochgeschurtz and join Stellantis’ Top Executive Team as Opel and Vauxhall Chief Executive Officer*. He joined Stellantis in March 2021 and today holds the position of Sales and Marketing Enlarged Europe leader for Opel, after having successfully managed various positions in the automotive industry in different countries including the UK, Germany and Russia. He will lead the worldwide commercial development of the only German brand in Stellantis’ portfolio and its transition into the electric era.

Alison Jones, currently in charge of the UK market, will be promoted to a global role as Senior Vice President of Circular Economy and will be reporting to Philippe de Rovira, Chief Affiliates Officer. She will give new impetus to the Circular Economy business, which is one of the core pillars of “Dare Forward 2030” strategic plan with an overall objective to reach €2 billion revenues in 2030, multiplying by four the extended life revenues and by 10 the recycling revenues. The appointment of Alison Jones, who has a great leadership style, robust business knowledge, a continuous commitment on transformational topics and a strategic vision, reflects the environmental commitment of Stellantis and its willingness to set up a sustainable and profitable business. The progress of Circular Economy will be presented periodically in our governance bodies.

Paul Willcox, currently UK Vauxhall leader, will replace Alison Jones, thereby simplifying the organization in the UK.

*The formal appointment is subject to approval by the Opel Automobile Supervisory Board

About Stellantis

Stellantis N.V. (NYSE / MTA / Euronext Paris: STLA) is one of the world's leading automakers and a mobility provider. Its storied and iconic brands embody the passion of their visionary founders and today’s customers in their innovative products and services, including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, Fiat, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Powered by our diversity, we lead the way the world moves – aspiring to become the greatest sustainable mobility tech company, not the biggest, while creating added value for all stakeholders as well as the communities in which it operates. For more information, visit www.stellantis.com.

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For more information, contact:
Fernao SILVEIRA +31 6 43 25 43 41 - fernao.silveira@stellantis.com
Valérie GILLOT +33 6 83 92 92 96 - valerie.gillot@stellantis.com
Nathalie ROUSSEL +33 6 87 77 41 82 - nathalie.roussel@stellantis.com

communications@stellantis.com
www.stellantis.com